June 24, 2005

Isa Farhat

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:          SEC Comment Letter dated June 15, 2005

Fulton Bancshares Corporation

Our File No.: 634-95

Dear Mr. Farhat:

This letter is being provided to you in response to your letter dated June 15, 2005 regarding review of and comments to Fulton Bancshares Corporation Form 10-K for the year ended December 31, 2004, your file number 33-85626.

Note 1 – Significant Accounting Policies – Prior Period Adjustments page 7

1.  Please refer to prior comment 6 and revise the Selected Five-Year Financial Data and the Summary of Quarterly Financial Data to include the required pro-forma disclosures as required by paragraph 39 of APB 20.  Please ensure that all related disclosure and column headings are marked “restated”.

Please see the highlighted sections of the Selected Five-Year Financial Data and Summary of Quarterly Financial Data, on pages 26 and 27 of the amended Form 10-K which reads as follows:

FULTON BANCSHARES CORPORATION AND SUBSIDIARIES

SELECTED FIVE-YEAR FINANCIAL DATA

	2004	2003	2002	2001	2000
		(As Restated)	(As Restated)	(As Restated)	(As Restated)
Income Statement (000 omitted)
Interest income	$7,555	$8,365	$9,449	$10,142	$9,946
Interest expense	2,891	3,175	4,271	5,432	5,210
Provision for loan losses	261	1,265	255	15	45
Net interest income after provision for loan losses	4,403	3,925	4,923	4,695	4,691
Securities gains (losses)	(1,265)	86	1	57	6
Other operating income	609	751	640	582	516
Other operating expense	4,219	4,005	3,774	3,450	3,370
Income (loss) before income taxes (benefit)	(472)	757	1,790	1,884	1,843
Applicable income tax (benefit)	(7)	(10)	335	428	434
Net income (loss)	$(465)	$767	$1,455	$1,456	$1,409

Per share amounts based on weighted averages shares outstanding	492,799	492,810	492,772	492,747	494,054

Income (loss) before income taxes (benefit)	$(0.95)	$1.54	$3.63	$3.82	$3.73
Income taxes (benefit)	(0.01)	(0.02)	0.68	0.87	0.88
Net Income (loss)	(0.94)	1.56	2.95	2.95	2.85
Cash dividend paid	1.05	1.05	1.02	0.95	0.86
Book value	31.49	32.68	33.80	30.88	28.75

Year-End Balance Sheet (000 omitted)
Total assets	$141,757	$147,569	$162,492	$150,828	$140,480
Loans	94,470	103,288	108,267	104,501	102,905
Reserve for loan losses	(1,821)	(1,899)	(1,031)	(845)	(847)
Net loans	92,649	101,389	107,236	103,656	102,058
Total investment securities	20,192	31,081	39,447	31,899	24,643
Deposits-noninterest bearing	16,524	13,927	16,156	13,486	13,025
Deposits-interest bearing	93,097	97,200	96,870	103,552	92,107
Total deposits	109,621	111,127	113,025	117,038	105,132
Liabilities for borrowed money	15,000	18,825	31,250	17,325	20,000
Total stockholders’ equity	15,518	16,104	16,658	15,217	14,204

Ratios
Average equity/average assets	11.23%	11.05%	10.19%	10.17%	9.82%
Return on average equity	(2.85)%	4.52%	9.18%	9.92%	10.71%
Return on average assets	(0.32)%	0.50%	0.94%	1.01%	1.05%

The 2000-2003 amounts have been restated to correct the accounting on certain investment discounts – See Note 1, Prior Period Adjustments.

Net Income
As originally reported	N/A	$830	$1,730	$1,486	$1,439
As restated	N/A	767	1,455	1,456	1,409
Change	N/A	$(63)	$(275)	$(30)	$(30)
Net Income per Share
As originally reported	N/A	$1.68	$3.51	$3.02	$2.91
As restated	N/A	1.56	2.95	2.95	2.85
Change	N/A	$(.12)	$(.56)	$(.07)	$(.06)

FULTON BANCSHARES CORPORATION AND SUBSIDIARIES

SUMMARY OF QUARTERLY FINANCIAL DATA

The unaudited quarterly results of operations for the years ended December 31, 2004 and 2003 are as follows:

	2004					2003 (As restated)
($ 000 omitted except per	Quarter Ended					Quarter Ended
share)	Mar. 31	June 30	Sept. 30	Dec. 31		Mar. 31	June 30	Sept. 30	Dec. 31

Interest income (1)	$1,915	$1,877	$1,879	$1,884		$2,245	$2,035	$2,114	$1,971
Interest expense	734	730	717	710		849	807	776	743
Net interest income	1,181	1,147	1,162	1,174		1,396	1,228	1,338	1,228
Provision for loan losses	0	261 (2)	0	0		30	1,235 (3)	0	0
Net interest income after Provision for loan losses	1,181	886	1,162	1,174		1,366	(7)	1,338	1,228
Securities gains (losses)	4	6	0	(1,275	)(4)	0	150	0	(64)
Other income	159	163	134	153		194	199	183	175
Other expenses	1,014	1,089	1,004	1,112		969	970	1,002	1,064
Operating income before income taxes	330	(34)	292	(1,060)		591	(628)	519	275
Applicable income taxes	48	(7)	(13)	(35)		124	(230)	70	26
Net income (restated – 2003)	$282	$(27)	$305	$(1,025)		$467	$(398)	$449	$249
Net income – originally reported						507	282	(230)	271
Change						$(40)	$(680)	$679	$(22)

Net income applicable to common stock
Per share data:
Net income (restated – 2003)	$0.57	$(0.05)	$0.62	$(2.08)		$.95	$(0.81)	$0.91	$0.51
Originally reported						1.03	.57	(.47)	.55
Change						$(.08)	$(1.38)	$1.38	$(.04)

(1) Restated for correct accounting on certain investment discounts – See Note 1 Prior Period Adjustment.

(2) The amount and timing of the provision for loan loss was the result of regulatory examination commenced August 10, 2004.  See Allowance for Loan Losses and Related Provisions discussed in Management’s Discussion and Analysis.

(3) The amount and timing of the provision for loan loss was the result of regulatory examination commenced July 14, 2003.  See Allowance for Loan Loss and Related Provisions discussion on Management’s Discussion and Analysis.

(4) Loss on sale of Preferred Stocks – See Note 2.  Investments and Management’s Discussion and Analysis – Other Income and Expense.

Note14 – Dividends/Regulatory Matters/Contingencies, page 21

2.  Please refer to prior comment 3 and revise here and in your MD&A to specifically disclose the nature of the OCC’s concerns and findings in the final reports referenced in your disclosure and their effect on your results of operations and financial condition.  Also address any actions you intend to undertake to remediate these weaknesses.

Please see the additional highlighted paragraphs in Note 14, page 22 and page 42 of the MD&A, of the amended Form 10-K which reads as follows:

The Order includes 24 articles that commence by requiring the Bank to form a Compliance Committee and develop an action plan (“Plan”) to comply with the remaining articles.  The Plan requires the development of a strategic plan, the appointment of certain management and officers and the commission of a management and board supervision study. The Plan also requires the development of a three-year profit plan and capital plan, the requirement to maintain certain capital ratios, improvement in interest rate risk management, a consultant study of compliance with Truth-In-Lending and RESPA, and a review of the methodology of determining ALLL.  The Plan further requires the Bank to engage and retain a qualified third-party loan review, to develop a criticized assets improvement program, to implement a loan portfolio management improvement program and to implement improved reporting and information systems for the loan portfolio.  Further articles of the Plan require a qualified, independent consultant to assess compliance with the Bank Secrecy Act (“BSA”), Money Laundering Control Act, suspicious activities, and the rules and regulations of the Office of Foreign Assets and Control, the development of a BSA compliance program, a study of the audit function with emphasis on BSA compliance, and a written program on Suspicious Activity Reports.  Other articles of the Plan require the development of a customer information security program, a disaster recovery plan, and a liquidity contingency plan.  Finally, an article requires the Board to take all necessary steps to ensure that the Bank corrects each violation of law, rule or regulation cited in Reports of Examination.  The remaining articles are administrative in nature.

Because compliance with the Order will require reallocation and increases in internal resources and the engagement of various vendors and consultants, the cost of compliance and the effect on results of operations is expected to be material; however the cost of compliance with the Order cannot be reasonably estimated at this time.

The Bank intends to take actions required by the Order to remediate the identified weaknesses by forming a Board Compliance Committee that will direct and monitor the completion of the specific requirements of Order by use of internal resources and the retention of qualified vendors and consultants.

In response to your comments Fulton Bancshares Corporation acknowledges the following:

•                  Fulton Bancshares Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  Fulton Bancshares Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely

/s/ David Cathell
By:	David Cathell
Senior Executive Officer
Chief Financial Officer